________________, 1996


THE FOLLOWING OPINION IS INTENDED TO BE RENDERED UPON THE CLOSING OF THE TRANSACTION DESCRIBED THEREIN IN SUBSTANTIALLY THE FORM PRESENTED, ASSUMING NO CHANGES IN THE FACTS OR THE LAW UPON WHICH SUCH OPINION IS BASED, AND SUBJECT TO RECEIPT, REVIEW AND APPROVAL OF FINAL DOCUMENTS



Structural Dynamics Research Corporation
2000 Eastman Drive
Milford, Ohio 45150

CAMAX Manufacturing Technologies, Inc.
7851 Metro Parkway
Minneapolis, Minnesota 55425

Dear Sirs:

As counsel for Structural Dynamics Research Corporation, ("SDRC"), we have been requested to render our opinion with respect to certain Federal income tax consequences of the Agreement of Merger and Plan of Reorganization dated January 16, 1996, among SDRC, CAMAX Manufacturing Technologies, Inc. ("CAMAX") and SDRC Systems, Inc. providing for the merger of CAMAX into SDRC Systems, Inc.

We have reviewed the terms of the proposed transaction as set forth in the Agreement of Merger and Plan of Reorganization and have received representations from certain executive officers of SDRC and CAMAX and certain CAMAX shareholders, relating to various factual matters relevant to the opinions expressed herein. Our opinion is based on the Agreement of Merger and Plan of Reorganization, the facts set forth in such representations and on our analysis of the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service Rulings, and judicial decisions interpreting the Code as in effect on the date hereof, all of which are subject to change, prospectively or retroactively. We have not independently verified the factual matters set forth in the representations.

Based upon and subject to the foregoing, our opinion is as follows:

1. The merger of CAMAX with and into SDRC Systems, Inc. will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code and, for purposes thereof, SDRC, SDRC Systems, Inc. and CAMAX each will qualify as a "party to a reorganization" within the meaning of
Section 368(b) of the Code;

2. No gain or loss will be recognized by CAMAX as a consequence of the merger;

3. No gain or loss will be recognized by SDRC Systems, Inc. on the receipt by SDRC Systems, Inc. of substantially all the assets of CAMAX and the assumption by SDRC Systems, Inc. of CAMAX's liabilities;

4. No gain or loss will be recognized by the shareholders of CAMAX who receive solely SDRC common stock in exchange for shares of CAMAX common stock pursuant to the Agreement of Merger (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);

5. The federal income tax basis of the SDRC common stock to be received by CAMAX shareholders who exchange their shares of CAMAX common stock solely for shares of SDRC common stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled) will be, in each instance, the same as the federal income tax basis of the CAMAX common stock surrendered in exchange therefor;

6. The holding period of the SDRC common stock received by a CAMAX shareholder will include, in each case, the period during which the CAMAX common stock surrendered in exchange therefor was held, provided that the CAMAX common stock was held as a capital asset by such shareholder on the date of the exchange; and

7. Holders of CAMAX common stock who receive cash in lieu of fractional shares of SDRC common stock will be treated as having received such fractional share of SDRC common stock and then as having received such cash in redemption of such fractional share subject to the provisions of Section 302 of the Code.

Our opinion is limited to the matters expressly addressed above. No opinion is given or should be inferred as to any other issue.

We consent to the filing of this form of opinion as an exhibit to the Registration Statement filed in connection with the merger.

Very truly yours,

DINSMORE & SHOHL



By:  /s/ J. Michael Cooney
     J. Michael Cooney